EXHIBIT 21
Subsidiaries of NaviSite, Inc.

Subsidiary	Jurisdiction of Incorporation
Avasta, Inc.	California
ClearBlue Technologies Management, Inc.	Delaware
Clearblue Technologies/Chicago-Wells, Inc.	Delaware
Clearblue Technologies/Las Vegas, Inc.	Delaware
Clearblue Technologies/Los Angeles, Inc.	Delaware
Clearblue Technologies/Milwaukee, Inc.	Delaware
Clearblue Technologies/Oak Brook, Inc.	Delaware
Clearblue Technologies/Vienna, Inc.	Delaware
Clearblue Technologies/Dallas, Inc.	Delaware
Clearblue Technologies/New York, Inc.	Delaware
Clearblue Technologies/San Francisco, Inc.	Delaware
Conxion Corporation	California
Intrepid Acquisition Corp.	Delaware
Lexington Acquisition Corp.	Delaware
netASPx, LLC	Delaware
NaviSite India Private Limited	India
NaviSite Europe Limited	UK